

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

Benjamin S. Miller
Chief Executive Officer
Fundrise Development eREIT, LLC
11 Dupont Circle NW, 9th FL
Washington, D.C. 20036

      Re: Fundrise Development eREIT, LLC
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed December 2, 2022
          File No. 024-11873

Dear Benjamin S. Miller:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Mark Schonberger, Esq.